FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2008

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 Material Change Report dated May 13, 2008

Document 2 News Release dated May 15, 2008

Document 3 Material Change Report dated May 15, 2008

Document 1

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – May 13, 2008.

Item 3. News Release – News Release issued May 13, 2008, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. ("Amador") is encouraged by current drilling on the Ajax and Loveland Properties and is pleased to announce that the drilling programs have been expanded. In addition, new airborne geophysical data indicates greater potential for gold mineralization on the Horwood Property.

Item 5. Full Description of Material Change

Amador Gold Corp. is encouraged by current drilling on the Ajax and Loveland Properties and is pleased to announce that the drilling programs have been expanded. In addition, new airborne geophysical data indicates greater potential for gold mineralization on the Horwood Property.

The Ajax drilling program is testing a number of targets within an ultramafic-mafic intrusive. One area is reported to contain an historical 4 million tons of nickel-copper sulphide mineralization that was outlined by drilling in the 1960’s. This non 43-101 compliant historical tonnage is being drilled with widely spaced holes to first assess the grade and possible size of the zone. Mineralization being intersected to date includes disseminated to almost net-textured sulphides. This style of mineralization suggests that a more massive sulphide zone may be present at depth within the intrusive. More massive sulphide zones on the Ajax property have historically returned higher grade nickel-copper mineralization with platinum, palladium and gold. Deeper drilling followed by down-hole geophysics is planned to test for massive sulphide zones.

Drilling on the Loveland Property is targeting the strike and down dip extensions of nickel (Ni) and copper (Cu) mineralization discovered late last year. Three holes drilled in November 2007, spanning a strike length of 100 meters, all intersected nickel and copper sulphide mineralization. The third of the 3 holes (AMDG-03) intersected 3 higher grade intersections within a 45 metre wide nickel-copper zone. The 3 intersections are 1.48% Ni and 0.9% Cu over 9.4 meters (m) from 120.6 to 130 meters, 1.15 % Ni and 1.11% Cu over 3.9m from 132.6 to 136.5m, and 0.70% Ni and 1.06% Cu over 13.6 meters from 146.4 to 160.0 meters. These 3 separate intersections occur within a 45.0 meter wide zone that averages 0.75% Cu and 0.70% Ni from 120.6 to 165.6 meters.

More than 20 holes have been drilled at the Ajax property and over 5 holes drilled at Loveland. Assays are pending for both properties. Assay results are delayed because of the high volume of assays being processed by the laboratories.

Assays are also pending from recent drilling on the Horwood Property. New results from the recent VTEM airborne geophysical survey combined with the two large gold zones found last year suggest the favourable structures for hosting gold mineralization have a strike length of over 6 kilometres on the property. Gold mineralization is associated with moderate to strong quartz-carbonate alteration. This style of mineralization is similar to the Timmins gold camp, located approximately 60 km to the northeast. The Timmins camp has produced more than 60 million ounces of gold. Additional trenching and drilling are planned this season for the Horwood Property.

The Ajax, Loveland and Horwood Properties are all accessible by road and are located in the world famous Cobalt and Timmins mining camp districts.

Peter Caldbick, P.Geo. is the qualified person for the purposes of National Instrument 43-101. The contents of this press release have been reviewed and approved by Peter Caldbick.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 13th day of May 2008.

Document 2

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

May 15, 2008 TSXV: AGX

Private Placement

Amador Gold Corp. (TSX-V:AGX) is pleased to announce that it has arranged a private placement for up to 3,000,000 units. The financing will consist of non-flow through units priced at $0.25 per non flow-through unit. Each of the units will consist of one non-flow through common share and one non-flow through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share. Once resale restrictions on the shares have expired and upon the Company’s shares trading at or above a weighted average trading price of $1.00 for 30 consecutive trading days the Company may give notice that the Warrants will expire 30 days from the date of providing such notice in writing to Warrant holders and via a news release.

In accordance with Exchange policies, finders' fees may be paid on the funds raised. The private placement is subject to regulatory approval.

The proceeds of the private placement will be used for general working capital, exploration on the Company’s Ontario properties, current property payments and new acquisitions.

About Amador Gold

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium, copper/nickel and diamond deposits. During the last few years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario. The Company's assets are entirely within Canada, with a strong focus in Ontario. Amador Gold’s properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

For further information contact: Alan Campbell or Kevin Hull, Hughes Exploration Group
Phone: (604) 685-2222

Or visit Amador’s web-site: www.amadorgoldcorp.com to see Smartstox interviews with our Company President.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 3

　MATERIAL CHANGE REPORT

To: British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – May 15, 2008.

Item 3. News Release – News Release issued May 15, 2008, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. ("Amador") is pleased to announce that it has arranged a private placement for up to 3,000,000 units.

Item 5. Full Description of Material Change

Amador Gold Corp. (TSX-V:AGX) is pleased to announce that it has arranged a private placement for up to 3,000,000 units. The financing will consist of non-flow through units priced at $0.25 per non flow-through unit. Each of the units will consist of one non-flow through common share and one non-flow through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share. Once resale restrictions on the shares have expired and upon the Company’s shares trading at or above a weighted average trading price of $1.00 for 30 consecutive trading days the Company may give notice that the Warrants will expire 30 days from the date of providing such notice in writing to Warrant holders and via a news release.

In accordance with Exchange policies, finders' fees may be paid on the funds raised. The private placement is subject to regulatory approval.

The proceeds of the private placement will be used for general working capital, exploration on the Company’s Ontario properties, current property payments and new acquisitions.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 15th day of May 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: May 21, 2008 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary